SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4

HERBALIFE LTD.

(Name of Subject Company (Issuer))

Herbalife Ltd.

(Name of Filing Persons (Offeror))

Common Shares, par value $0.001 per share

(Title of Class of Securities)

G4412G101

(CUSIP Number of Class of Securities)

John G. DeSimone

Chief Financial Officer

Herbalife Ltd.

P.O. Box 309GT

Ugland House, South Church Street

Grand Cayman, Cayman Islands

(213) 745-0500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jonathan K. Layne

James J. Moloney

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Los Angeles, CA 90067

(310) 552-8500

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$600,000,000	$69,540.00***

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of common shares, par value $0.001 per share, of the Issuer for a maximum aggregate tender offer price of $600,000,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2017 equals $115.90 per $1,000,000 of the aggregate value of the transaction.

*** Amount Previously Paid: $69,540.00	Form or Registration No.: Schedule TO	Date Filed: August 21, 2017

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (the “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2017, as amended by Amendment No. 1 to Schedule TO filed on August 28, 2017, Amendment No. 2 to Schedule TO filed on September 18, 2017, and Amendment No. 3 to Schedule TO filed on October 2, 2017 (collectively, as amended and supplemented, the “Schedule TO”), and relates to the offer by Herbalife Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company”), to purchase common shares, par value $0.001 per share in the capital, of the Company (the “common shares”), for an aggregate cash purchase price of up to $600 million and at a price per share (i) not greater than $68.00 nor less than $60.00 per share, net to the seller in cash, less any applicable tax withholding and without interest, plus (ii) a non-transferable contractual contingent value right (a “CVR”) pursuant to the Contingent Value Rights Agreement, a copy of which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(F) (the “CVR Agreement”), to receive a contingent payment upon the occurrence of a Going Private Transaction (as such term is defined in the CVR Agreement) within the time period specified in the CVR Agreement, without interest and less any applicable tax withholding, each upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated September 18, 2017 (the “Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(G) and (a)(1)(H), respectively. All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented therein.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in the seventh and eighth paragraphs under the heading “Background and Reasons for Including a CVR in the Offer Consideration” in the Offer to Purchase are hereby amended and restated in their entirety as follows:

As noted above, the Board on February 21, 2017 authorized a new three-year $1.5 billion share repurchase program, with approximately $299.2 million of common shares repurchased in open market purchases as of the Board’s meeting on August 17, 2017, and the Board sought to have the Company repurchase a meaningful number of shares under such program before year end 2017. Ultimately, the Board determined in its business judgment it was unlikely a definitive agreement could be reached with Party A before such year end. In reaching such determination, the Board noted a lack of momentum in the discussions such that the signing of a definitive agreement before such year end was unlikely, as evidenced by the lack of any concrete discussions between the parties regarding valuation or any other material terms. As such, the Company instructed its financial advisor to terminate discussions with Party A in order to move forward with the self-tender offer pursuant to the Company’s previously announced share repurchase program.

On August 16, 2017, the Company’s financial advisor sent Party A formal notice communicating the Company’s decision to terminate all discussions and rescind Party A’s access to the data room previously established for conducting due diligence on the Company; the last upload of information into the data room occurred on June 1, 2017, and the last access to the data room by Party A occurred on July 20, 2017.

On August 20, 2017, after receipt of the notice formally terminating discussions, a representative of Party A and a representative of the Company had a conversation. Party A did not indicate a desire to reinitiate the discussions at a future date, but they did indicate that they had not lost interest. As discussed above, the Company chose not to reengage in discussions with Party A because the Board had determined in its business judgment it was unlikely a transaction with Party A could be successfully consummated before year end 2017 and decided to move forward with the tender offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HERBALIFE LTD.

By:	/s/ JOHN G. DESIMONE
	Name:	John G. DeSimone
	Title:	Chief Financial Officer

Dated: October 4, 2017

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)*	Offer to Purchase, dated August 21, 2017.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Press release issued by the Company, dated August 21, 2017.

(a)(1)(F)*	Form of Contingent Value Rights Agreement by and between the Company and Computershare Trust Company, N.A., as Administrative Agent.

(a)(1)(G)*	Amended and Restated Offer to Purchase, dated September 18, 2017.

(a)(1)(H)*	Form of Amended and Restated Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(I)*	Form of Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(J)*	Form of Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Press release issued by the Company, dated August 28, 2017.

(a)(5)(B)*	Press release issued by the Company, dated September 18, 2017.

(a)(5)(C)*	Press release issued by the Company, dated October 2, 2017.

(b)	Not applicable.

(d)(1)*	Agreement by and among the Company and Carl C. Icahn and his controlled affiliates, dated August 21, 2017

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed

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